1
Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne,
Victoria, 3051
Australia
ASX ANNOUNCEMENT
Results Announcement for the Year Ended 31 December 2025
Melbourne (Australia) and Indianapolis, IN (U.S.A.) — 20 February 2026. Telix Pharmaceuticals Limited (ASX: TLX,
Nasdaq: TLX, Telix, the Company) announces its financial results for the year ended 31 December 2025.
As approved by the Board of Telix, and in accordance with ASX Listing Rule 4.3A, please find attached the following for immediate release to the market:
•Appendix 4E; and
•Annual Report.
Annual General Meeting
Telix's Annual General Meeting (AGM) will be held on Thursday, 21 May 2026 at 10am (Melbourne time). Full details of the agenda and instructions to participate in the AGM will be provided to shareholders when the Notice of Meeting is released.
In accordance with Telix's Constitution, the closing date for Director candidate nominations is Thursday, 9 April
2026, being at least 30 business days before the AGM.
Authorized for lodgement by:
Genevieve Ryan
Company Secretary
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Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne,
Victoria, 3051
Australia
Appendix 4E
Financial year ended

31 December 2025
Results announcement to the market

Current Reporting Period:	year ended 31 December 2025
Previous Reporting Period:	year ended 31 December 2024
This page and the following pages comprise the year end information given to the ASX under Listing Rule 4.3A.
The results are prepared in accordance with International Financial Reporting Standards (IFRS), and also comply with Australian Accounting Standards. Amounts are presented in US dollars (US$).
Revenue and net profit/(loss)

	2025 Result	Change	Change	Change	2024 Result
	US$'000		US$'000%		US$'000
Revenue from contracts with customers	803,794	Up	287,243	56	516,551
(Loss)/profit after income tax for the year attributable to members	(7,125)	Down	(40,810)	(121)	33,685
Total comprehensive (loss)/income for the year attributable to members	(14,124)	Down	(50,090)	(139)	35,966
Dividends
No dividend was proposed or paid. Should any dividends be paid in the future, no assurances can be given as to the level of franking credits attaching to such dividends.

	2025	2024
	Cents	Cents
(Loss)/profit per share	(2.11)	10.17
Net tangible assets per share	(100.00)	16.00
Dividend per share	-	-
1 Includes $14.1 million of inventory for TLX250-Px (Zircaix®) commercial launch expensed to R&D. This expense arises from commercial inventory produced in anticipation of Zircaix approval and will be reversed upon FDA approval if received.
3
Brief explanation of results
Telix recorded an operating profit for the year of $29,776,000 (2024: profit of $55,177,000), primarily driven by continued strong growth in U.S. sales of Illuccix and the launch of Gozellix. The Company generated total revenue of $803,794,000 (2024: $516,551,000). Operating expenditure in the year totalled $408,397,000
(2024: $285,871,000). Included within operating expenditure was $171,249,0001 (2024: $127,930,000) related to R&D activities for the Company's assets and development programs. Income tax expense for the year was
$1,859,000 (2024: $4,230,000).
For further commentary on the Company's results and other information required by Listing Rule 4.3A, please refer to the Company's investor releases and Annual Report, including the Operating and financial review and
Financial report lodged with the ASX today.
This Appendix 4E should be read in conjunction with the Annual Report, including on Form 20-F, which includes:
- Item 18 Financial statements; and
- Other sections, comprising the Directors' report, as tabled below.

Australian Disclosure Requirements	Form 20-F Reference
Principal activities	Item 4.B Business Overview See subheading "Principal Activities of the Company in the year under review"
Review of operations and activities	Item 4.B Business Overview Item 5.A Operating Results
Business strategies and prospects for future years	Item 4.B Business Overview Item 5.A Operating Results
Business risks	Item 3.D Risk Factors
Significant changes in the state of affairs	Item 5.E Critical Accounting Estimates See subheading - "State of Affairs"
Events subsequent to the end of the financial year	Item 5.E Critical Accounting Estimates See subheading - "Events subsequent to the end of the financial year"
Review of operations, likely developments and expected results; Business strategies and prospects for future years	Item 4.B Business Overview See subheadings - "Review of operations, likely developments and expected results; Business Strategies and prospects for future years"
Environmental regulation and compliance	Item 4.B Business Overview See subheadings - "Environmental regulation and compliance; Sustainability report"
Dividends	Item 8.A Consolidated Statements and Other Financial Information See subheading - "Dividends"
Information on directors
Item 6.A Directors and Senior Management
See subheading - "Directors and Key Management
Personnel"
Item 6.C Board Practices
See subheadings - "Meetings and attendance"
"Directors' interests in the securities of Telix"; and
"Shares issued for acquisitions, on exercise of rights or
options and lapse of options"

Remuneration report	The Remuneration report starts at Item 6 and ends part way through Item 6.B as indicated
Indemnification of officers	Item 6.C Board Practices See subheading - "Indemnification of officers"
Indemnification of auditors	Item 6.C Board Practices See subheading - "Indemnification of auditors"
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Australian Disclosure Requirements	Form 20-F Reference
Rounding	Item 6.C Board Practices See subheading - "Rounding"
Corporate governance	Item 6.C Board Practices See subheading - "Corporate governance"
Non-audit Services	Item 6.C Board Practices See subheading "Auditor independence and non-audit services"
Auditor's independence declaration	Exhibit 99.2
Directors' Resolution	Item 6.B Compensation See subheading - "Directors' resolution"
Audit report
This Appendix 4E is based on the audited Financial report for the year ended 31 December 2025, contained in the attached Annual Report.
The Appendix 4E and Annual Report have been approved for release by the Board of Directors.
Genevieve Ryan
Company Secretary
20 February 2026